Exhibit 99.1

NICE CXone Powers Faster and Smarter Self-Service and Better Prepared Agents
with New Digital-Centric AI Innovations

The NICE CXone Summer 2021 release empowers enterprises to engage customers where their true journey begins and delivers answers faster than ever, ensuring next-gen, digitally fluent CX

Hoboken, N.J., August 2, 2021 – NICE (Nasdaq: NICE) today unveiled its CXone Summer 2021 release, designed to elevate brand experiences across the customer lifecycle and drive digitally fluent customer and employee experiences. With smart digital self-service capabilities, businesses of any size are empowered to provide customers with the answers they seek at the start of their journey – from the initial web search, across any channel. Delivering faster answers at the true beginning of customer journeys, often well before a conversation with an agent starts, NICE CXone enables effortless next-gen experiences for both customers and employees. Customized next-best-action guidance capabilities allow agents to be better equipped to deliver improved service quality.

According to the NICE CXone Customer Experience (CX) Transformation Benchmark, 8 in 10 consumers are more willing to do business with companies that offer self-service options, yet only 61 percent agree that companies are offering easy, convenient self-service. According to an October 2020 blog by Ian Jacobs, Forrester’s VP, Research Director, Predictions 2021: It’s All About Empathy, Digital, And Virtualizing Customer Care, Forrester predicts that in 2021, digital customer service interactions will increase by 40%, confirming the -growing customer preference for digital channels.

The NICE CXone Summer 2021 product release enables organizations to deliver seamless and digitally fluent customer service across channels with smarter next-gen capabilities to:

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Meet customers where their journey really begins: NICE CXone Expert enables businesses to engage customers and prospects earlier than ever by extending knowledge to wherever it is needed—from internet searches and web pages to bots—for answers that are easy and fast to find. Providing customers with the most relevant content at their time of need, CXone Expert fast-tracks self-service success and enables agents to deliver more accurate answers faster, without transfers or call-backs. Combining search engine optimization (SEO), knowledge management, analytics and automation, CXone Expert enables organizations to orchestrate and deliver next-gen digital self-service experiences using the channels customers really want.

•
Deploy and combine smarter agent-assistance applications faster: CXone Agent Assist Hub consolidates and integrates CXone native and third-party smart applications that increase agent efficiency. This includes embedded AI-driven real-time behavioral coaching and AI-powered knowledge assistance for agents handling voice interactions, which increases customer satisfaction.

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Boost CSAT with customizable real-time ‘next best action’ guidance for agents: CXone Real-Time Interaction Guidance, a one-of-a-kind AI solution announced in Spring 2021 that uses NICE Enlighten AI to boost CSAT with targeted agent coaching on every call is now available in more regions and agent workspaces. This includes new support for international English (Canada, UK, New Zealand, Australia, South Africa, Philippines, Singapore, among others) and as an embedded option within the Salesforce agent desktop.

•
Apply best practices and improve outbound answer and open rates: In compliance with STIR/SHAKEN standards, NICE CXone correctly validates every outbound call so it reaches the intended recipient and is displayed as validated by the carrier. Verified calls and branded SMS capabilities help ensure legitimate calls and messages aren’t flagged as potential spam. CXone provides A-level attestation to the telecommunications provider who can use this data point to help validate the outbound caller IDs. The provider can then deliver the call with their verified indicator, safeguarding call recipients while boosting answer rates. Verified SMS messages received on Android phones can now be configured to show company logo, text, branding, URL previews, and a “Verified” badge, augmenting open rates and increasing brand trust.

Paul Jarman, NICE CXone CEO, said, “Consumers expect service interactions to be just like their experiences with family and friends, a fluid conversation across channels that can stop and start to fit their schedules. With the NICE CXone 2021 Summer release, we’ve continued to reimagine the whole customer journey and are empowering organizations to deliver specific answers to their customers at the start of their search: on mobile apps, websites, or a web search. With innovative capabilities that make every touchpoint along the journey smarter and by providing full context, we believe organizations have the power to deliver the next-gen, digitally fluent CX consumers are looking for.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered contact center software. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.